PROSPECTUS SUPPLEMENT	Filed pursuant to Rule
(To Prospectus dated October 6, 2021)	424(b)(3) of the Rules and
Regulations Under the
Securities Act of 1933

Registration Statement No. 333-257879

TABOOLA.COM LTD.

Ordinary Shares

Warrants to Purchase Ordinary Shares

Recent Developments

We have attached to this prospectus supplement, and incorporated by reference into it, the Form 6-K of Taboola.com Ltd.

This prospectus supplement, together with the prospectus, is to be used by the selling shareholders listed in the prospectus in connection with offers and sales from time to time of the ordinary shares and warrants to purchase ordinary shares of Taboola.com Ltd.

November 22, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-40566

TABOOLA.COM LTD.
(Exact name of registrant as specified in its charter)

16 Madison Square West 7th Floor
New York, NY 10010
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K is being filed and shall be incorporated by reference in any registration statement filed by Taboola under the Securities Act of 1933, as amended (the “Securities Act”), that permits incorporation by reference.

TABLE OF CONTENTS
ITEM
99.1	Interim Consolidated Financial Statements (Unaudited) as of and for the three and nine months ended September 30, 2021
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TABOOLA.COM LTD.

	By:	/s/ Stephen Walker
		Name:	Stephen Walker
		Title:	Chief Financial Officer

Date: November 22, 2021

Exhibit 99.1

TABOOLA.COM LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021

UNAUDITED

- - - - - - - - - - - - - - - - -

TABOOLA.COM LTD.
CONSOLIDATED INTERIM BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	September 30, 2021	December 31, 2020
	Unaudited	Audited
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$311,768	$242,811
Restricted deposits	1,065	3,664
Trade receivables (net of allowance for credit losses of $4,466 and $4,096 as of September 30, 2021, and December 31, 2020, respectively)	190,667	158,050
Prepaid expenses and other current assets	47,324	21,609
Total current assets	550,824	426,134

NON-CURRENT ASSETS
Long-term prepaid expenses	19,533	5,289
Restricted deposits	3,574	3,300
Deferred tax assets	1,955	1,382
Right of use assets	56,792	68,058
Property and equipment, net	60,201	52,894
Intangible assets, net	259,042	3,905
Goodwill	553,845	19,206
Total non-current assets	954,942	154,034
Total assets	1,505,766	$580,168

LIABILITIES, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Trade payable	$210,112	$189,352
Lease liability	16,531	15,746
Accrued expenses and other current liabilities	108,785	95,135
Loan	3,000	-
Total current liabilities	338,428	300,233

LONG TERM LIABILITIES
Deferred tax liabilities	50,432	45
Warrant Liability	36,792	-
Loan	285,869	63,044
Lease liability	49,287	-
Total long-term liabilities	422,380	63,089

COMMITMENTS AND CONTINGENCIES (Note 10)
CONVERTIBLE PREFERRED SHARES
Preferred A, B, B-1, B-2, C, D and E shares with no par value - Authorized: 0 and 123,389,750 shares at September 30, 2021 and at December 31, 2020 respectively; Issued and outstanding: 0 and 121,472,152 shares at September 30, 2021 and December 31, 2020 respectively.	-	170,206

SHAREHOLDERS' EQUITY
Ordinary shares with no par value- Authorized:700,000,000 and 176,535,661 shares as of September 30, 2021, and December 31, 2020, respectively; shares issued and outstanding of 231,640,546 and 41,357,049 as of September 30, 2021 and December 31, 2020, respectively.	-	-
Additional paid-in capital	801,988	78,137
Accumulated deficit	(57,030)	(31,497)
Total shareholders' equity	744,958	46,640
Total liabilities, convertible preferred shares, and shareholders' equity	$1,505,766	$580,168
The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

TABOOLA.COM LTD.
CONSOLIDATED INTERIM STATEMENTS OF INCOME (LOSS)
U.S. dollars in thousands, except share and per share data

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	Unaudited

Revenues	$338,768	$290,585	$970,790	$837,599
Cost of revenues:
Traffic acquisition cost	211,899	186,288	621,137	565,449
Other cost of revenues	19,184	14,701	52,224	45,674

Total cost of revenues	231,083	200,989	673,361	611,123

Gross profit	107,685	89,596	297,429	226,476

Operating expenses:

Research and development expenses	29,946	21,485	83,889	65,392
Sales and marketing expenses	43,518	32,663	146,962	99,495
General and administrative expenses	34,345	13,907	98,489	41,662

Total operating expenses	107,809	68,055	329,340	206,549

Operating income (loss) before finance expenses	(124)	21,541	(31,911)	19,927
Finance income (expenses), net	13,960	(844)	13,077	(1,050)

Income (loss) before income taxes	13,836	20,697	(18,834)	18,877
Provision for income taxes	3,460	(4,009)	(6,699)	(13,137)

Net income (loss)	$17,296	$16,688	$(25,533)	$5,740

Less: Undistributed earnings allocated to participating securities	-	(5,819)	(11,944)	(17,046)
Net income (loss) attributable to ordinary shareholders, basic and diluted	17,296	10,869	(37,477)	(11,306)
Net income (loss) per share attributable to ordinary shareholders, basic	$0.08	$0.29	$(0.35)	$(0.28)
Weighted-average shares used in computing net income (loss) per share attributable to ordinary shareholders, basic	229,024,803	38,101,268	107,884,927	40,144,245
Net income (loss) per share attributable to ordinary shareholders, diluted	$0.07	$0.18	$(0.35)	$(0.28)
Weighted-average shares used in computing net income (loss) per share attributable to ordinary shareholders, diluted	259,262,529	60,221,497	107,884,927	40,144,245

The accompanying notes are an integral part of the unaudited consolidated interim financial statements.

TABOOLA.COM LTD.
CONSOLIDATED STATEMENT OF CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' EQUITY
U.S. dollars in thousands, except share and per share data

	Convertible Preferred shares		Ordinary shares		Additional paid-in	Accumulated	Total Shareholders’
	Number	Amount	Number	Amount	capital	deficit	Total

Balance as of December 31, 2020	121,472,152	$170,206	41,357,049	$-	$78,137	$(31,497)	$46,640

Conversion of Preferred Shares to Ordinary Shares	(121,472,152)	(170,206)	121,472,152	-	170,206	-	170,206
Issuance of Ordinary Shares			61,299,565		442,171	-	442,171
Share based compensation expenses	-	-	-	-	103,995	-	103,995
Exercise of options and vested RSUs	-	-	7,511,780	-	7,479	-	7,479
Net loss	-	-	-	-	-	(25,533)	(25,533)

Balance as of September 30, 2021 (unaudited)	-	$-	231,640,546	$-	$801,988	$(57,030)	$744,958

	Convertible Preferred shares		Ordinary shares		Additional paid-in	Accumulated	Total Shareholders’
	Number	Amount	Number	Amount	capital	deficit	Total
Balance as of December 31, 2019	121,472,152	170,206	44,903,273	-	47,257	(39,990)	7,267

Cancellation of restricted shares	-	-	(7,411,689)	-	-	-	-
Share based compensation expenses	-	-	-	-	10,747	-	10,747
Exercise of options	-	-	674,233	-	1,049	-	1,049
Net income	-	-	-	-	-	5,740	5,740

Balance as of September 30, 2020 (unaudited)	121,472,152	$170,206	38,165,817	$-	$59,053	$(34,250)	$24,803

	Convertible Preferred shares		Ordinary shares		Additional paid-in	Accumulated
	Number	Amount	Number	Amount	Capital	deficit	Total

Balance as of June 30, 2021 (unaudited)	-	$-	211,198,259	$-	$621,664	$(74,326)	$547,338

Issuance of Ordinary Shares			17,328,049	-	157,689	-	157,689
Share based compensation expenses	-	-	-	-	20,075	-	20,075
Exercise of options and vested RSUs	-	-	3,114,238	-	2,560	-	2,560
Net income	-	-	-	-	-	17,296	17,296

Balance as of September 30, 2021 (unaudited)	-	$-	231,640,546	$-	$801,988	$(57,030)	$744,958

TABOOLA.COM LTD.
CONSOLIDATED STATEMENT OF CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' EQUITY
U.S. dollars in thousands, except share and per share data

	Preferred shares		Ordinary shares		Additional paid-in	Accumulated
	Number	Amount	Number	Amount	Capital	deficit	Total

Balance as of June 30, 2020 (unaudited)	121,472,152	$170,206	38,016,649	$-	$52,427	$(50,938)	$1,489

Share based compensation expenses	-	-	-	-	6,254	-	6,254
Exercise of options	-	-	149,168	-	372	-	372
Net income	-	-	-	-	-	16,688	16,688

Balance as of September 30, 2020 (unaudited)	121,472,152	$170,206	38,165,817	$-	$59,053	$(34,250)	$24,803

The accompanying notes are an integral part of the unaudited consolidated interim financial statements.

TABOOLA.COM LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Nine months ended September 30,
	2021	2020
	Unaudited
Cash flows from operating activities:

Net income (loss)	$(25,533)	$5,740
Adjustments to reconcile net loss to net cash flows provided by operating activities:
Depreciation and amortization	30,050	26,848
Share based compensation expenses	103,594	11,013
Net gain from financing expenses	(1,857)	(937)
Revaluation of the warrant liability	(17,091)	-
Accrued interest, net	119	519

Change in operating assets and liabilities:
Decrease in trade receivables	14,544	37,842
Decrease (increase) in prepaid expenses and other current assets and long-term prepaid expenses	(38,379)	14,831
Decrease in trade payable	(27,185)	(27,396)
Increase in accrued expenses and other current liabilities	1,380	15,457
Increase (decrease) in deferred taxes, net	2,716	(1,635)
Change in operating lease Right of use assets	10,878	10,143
Change in operating Lease liabilities	(12,683)	(10,807)
Net cash provided by operating activities	40,553	81,618

Cash flows from investing activities
Purchase of property and equipment, including capitalized platform costs	(28,774)	(13,680)
Cash paid in connection with acquisitions, net of cash acquired (see Note 5)	(583,286)	(202)
Decrease (increase) in restricted deposits	2,325	68
Decrease in short-term deposits	-	28,963
Net cash provided by (used in) investing activities	(609,735)	15,149

Cash flows from financing activities
Exercise of options and vested RSUs	7,479	1,049
Issuance of share, net of offering costs	286,170	-
Issuance of warrant	53,883	-
Proceeds from long term loans, net of debt issuance cost	288,750	-
Net cash provided by financing activities	636,282	1,049
Exchange differences on balances of cash, cash equivalents	1,857	937

Increase in cash, cash equivalents	68,957	98,753
Cash and cash equivalents - at the beginning of the period	242,811	86,920
Cash and cash equivalents - at end of the period	$311,768	$185,673

Supplemental information:
Cash paid for income taxes	$7,647	$9,483
Noncash activities
Purchase of property, plant and equipment	$1,500	$1,403
Unpaid offering cost	$1,688	-

The accompanying notes are an integral part of the unaudited consolidated interim financial statements.

TABOOLA.COM LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.
Taboola.com Ltd. was incorporated under the laws of the state of Israel and commenced its operations on September 3, 2006. Taboola has subsidiaries worldwide (together with its subsidiaries, collectively, the "Company" or “Taboola”).

Taboola is a technology company that empowers advertisers to leverage its Artificial Intelligence, or AI, powered platform to reach targeted audiences with an effective, native ad-format across websites, devices and services such as mobile apps and games (collectively referred to as “digital properties”). Digital properties use Taboola’s recommendation platform to monetize their content, increase user engagement and build new audiences.

b.	Merger Agreement

On January 25, 2021, the Company and Toronto Sub Ltd., a Cayman Islands exempted company and wholly owned subsidiary of  Taboola (“Merger Sub”) entered into a merger agreement (“Merger Agreement”), with ION Acquisition Corp. 1 Ltd., a Cayman Islands exempted company (“ION”), which was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. ION’s Class A ordinary shares, warrants, and units were previously listed on the NYSE under the symbols ‘‘ION,’’ ‘‘ION.WS,’’and ‘‘ION.U,’’ respectively.

Pursuant to the Merger Agreement, on June 29, 2021, Merger Sub merged with and into ION, with ION surviving the merger (the “Merger Transaction”).

Pursuant to the Merger Agreement, at the effective time of the Merger Transaction (the “Effective Time”), (a) each issued and outstanding unit of ION, consisting of one Class A ordinary share of ION, par value $0.0001 per share (“Class A Ordinary Shares”), and one-fifth of one warrant of ION entitling the holder to purchase one Class A Ordinary Share per warrant at a price of $11.50 per share (“ION Warrants”), was automatically separated and the holder thereof was deemed to hold one Class A Ordinary Share and one-fifth of one ION Warrant, (b) each Class A Ordinary Share outstanding immediately prior to the Effective Time was exchanged for one ordinary share no par value per share of Taboola (“Taboola Ordinary Shares”), (c) each Class B ordinary share of ION, par value $0.0001 per share, outstanding immediately prior to the Effective Time, was exchanged for one Taboola Ordinary Share and (d) each ION Warrant outstanding immediately prior to the Effective Time, including both the ION Warrants issued to public shareholders in ION’s initial public offering (the “Public Warrants”) and the ION warrants issued in a private placement to ION’s sponsors in ION’s initial public offering (the “Private Placement Warrants” or “Private Warrants”), was assumed by Taboola and become a warrant to purchase one Taboola Ordinary Share. Each step above took place after a preferred shares conversion and a Stock Split (as further described in c below).

After the Effective Time and once the Taboola Warrants become exercisable, Taboola may redeem the outstanding Taboola Warrants (except as described herein with respect to the Private Placement Warrants) in whole and not in part at a price of $0.01 per warrant upon a minimum of 30 days’ prior written notice of redemption (the “30-day redemption period”); and if, and only if, the closing price of the Taboola Ordinary Shares equals or exceeds $18.00 per share, subject to certain adjustments, for any 20 trading days within a 30-trading day period ending three business days before the notice of redemption is sent to the warrant holders. Except as described below, the Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants.

TABOOLA.COM LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

After the Effective Time, the Private Placement Warrants (including the Taboola Ordinary Shares issuable upon exercise of such warrants) are not redeemable by Taboola so long as they are held by ION’s sponsors, members of ION’s sponsors or their permitted transferees. ION’s sponsors or their permitted transferees, have the option to exercise the Private Placement Warrants on a cashless basis.

Concurrently with and following the execution of the Merger Agreement, Taboola and certain accredited investors (“PIPE Investors”) entered into a series of subscription agreements, which closed concurrently with the closing of the merger under the Merger Agreement, providing for the purchase by the PIPE Investors at the Effective Time of an aggregate of 13,500,000 Taboola Ordinary Shares at a price per share of $10.00 (assuming the Stock Split has been effected), for gross proceeds to Taboola of $135,000 (collectively, the “PIPE”). The closing of the PIPE was conditioned upon the consummation of the Merger Transaction.

Concurrently with and following the execution of the Merger Agreement, Taboola and certain accredited investors (the “Secondary Investors”) entered into share purchase agreements pursuant to which the Secondary Investors purchased 15,120,000 Taboola Ordinary Shares from certain shareholders of Taboola, at a price per share of $10.00 (assuming the Stock Split had been affected), for gross proceeds of $151,200.

On June 29, 2021, following the Merger Transaction and other transactions contemplated by the Merger Agreement, ION became a direct, wholly owned subsidiary of Taboola. As a result, Taboola's shares and warrants became listed on The Nasdaq Global Market under the symbols “TBLA” and “TBLAW”, respectively

The ION Business Combination was accounted for as a recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. It has been determined that Taboola was the accounting acquirer based on evaluation of the following facts and circumstances:

•	Taboola’s existing shareholders will have the greatest voting interest in the combined entity.
•	Taboola’s directors will represent the majority of the board of directors of the combined company following the consummation of the Business Combination.
•	Taboola’s senior management will be the senior management of the combined company following the consummation of the Business Combination.
•	Taboola is the larger entity based on historical operating activity and has the larger employee base.
•
The Subscription Agreements related to the PIPE, which were executed concurrently with and following the Merger Agreement, resulted in the issuance of Taboola Ordinary Shares, leading to an increase in share premium.

The total ION cash amount and the PIPE consideration, net of transaction costs, were allocated to the equity and Warrant liability of the Company as of the Merger Transaction date in amounts of $284,482 and $53,883, respectively. The transaction costs related to the Warrant liability in the amount of $4,183 were recognized as general and administrative expenses in the Company's statement of income (loss) for the nine months ended September 30, 2021.

TABOOLA.COM LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

c.
On June 29, 2021, the Company’s board of directors and the stockholders, approved a 2.700701493 for 1 stock split, pursuant to which all Convertible Preferred Shares, Restricted Shares, Restricted Share Units, options to purchase Ordinary Shares, exercise price and net income (loss) per share amounts were adjusted retroactively for all periods presented in Company’s unaudited consolidated interim financial statements as if the stock split had been in effect as of the date of these consolidated financial statements.

d.
On September 1, 2021, the Company completed the acquisition of Shop Holding Corporation (“Connexity”) (“Connexity Acquisition”), an independent e-Commerce media platform in the open web, from Shop Management, LLC (“Seller”).  Connexity is a technology and data-driven integrated marketing services company focused on the e-commerce ecosystem. Through a focus on performance-based retail marketing, Connexity enables retailers and brands to understand their consumers better, acquire new customers at a lower cost, and increase sales from their target consumers. Connexity offers a comprehensive range of marketing services to online retailers and brands in the U.S. and Europe, including syndicated product listings, search marketing, and customer insights. Connexity corporate headquarters is in Santa Monica, California, and the company also maintains offices in New York, New York; London, England; and Karlsruhe, Germany.

The Connexity Acquisition was accounted for by the purchase method of accounting, and, accordingly, the purchase price has been allocated according to the fair value of the assets acquired and liabilities assumed.
In accordance with the acquisition method of accounting, the total purchase price for the Connexity Acquisition was $760,883, subject to customary purchase price adjustments for working capital, the payment of existing Connexity debt, expenses and the other terms and conditions described in the Purchase Agreement.
For the preliminary indication of the fair value of the identifiable assets acquired please refer to Note 5.

e.
In September 2021, Taboola entered into a registration rights agreement under which Taboola agreed, in certain circumstances, to register the Taboola ordinary shares issued to the seller for resale under the Securities Act of 1933, as amended.

TABOOLA.COM LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting and include the accounts of Taboola.com Ltd. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The consolidated balance sheet as of December 31, 2020, was derived from the audited consolidated financial statements as of that date, but does not include all of the disclosures, including certain notes required by GAAP on an annual reporting basis. Certain information and note disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations.

Therefore, these unaudited consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the related notes thereto as of and for the year ended December 31, 2020, included in the Company’s final prospectus dated October 6, 2021 relating to its Registration Statement on Form F-1/A as filed with the SEC.

In management’s opinion, the unaudited consolidated interim financial statements have been prepared on the same basis as the annual consolidated financial statements and reflect all adjustments, which include only normal recurring adjustments necessary for the fair presentation of the Company’s financial position as of September 30, 2021 and the Company’s unaudited interim consolidated statement of income (loss) and convertible preferred shares and shareholders’ equity for the three and nine months ended September 30, 2021 and 2020, and cash flows for the nine months ended September 30, 2021 and 2020. The results for the three and nine months ended September 30, 2021, are not necessarily indicative of the results to be expected for the full year ending December 31, 2021, or any other future interim or annual period.

Use of Estimates

The preparation of unaudited consolidated interim financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited consolidated interim financial statements and the reported amounts of revenue and expenses during the reporting periods and accompanying notes. Significant items subject to such estimates and assumptions include, those related to accounts receivable and allowance for credit losses, acquired intangible assets and goodwill, the useful life of intangible assets, capitalized software and property and equipment, the incremental borrowing rate for operating leases, share-based compensation including the determination of the fair value of the Company’s share-based awards, the fair value of the private warrant, the fair value of intangible assets, and the valuation of deferred tax assets and uncertain tax positions.

The Company bases these estimates on historical and anticipated results, trends and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

TABOOLA.COM LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In March 2020, the World Health Organization (”WHO”) declared the novel coronavirus COVID-19 ("COVID-19") a global pandemic. The pandemic adversely affected workforces, economies, and financial markets globally in 2020 and the nine month of 2021 and, until contained, is still expected to disrupt general business operations. The COVID-19 pandemic and the measures taken by many governments around the world in response could in the future meaningfully impact our business, results of operations and financial condition. The Company is currently unable to predict the duration of that impact but continues to monitor its accounting estimates of the carrying value of certain assets and liabilities and will continue to do so as additional information is obtained or new events occur. Actual results could differ from our estimates and judgments, and any such differences may be material to our financial statements.

Significant Accounting Policies

The Company’s significant accounting policies are discussed in Note 2, Summary of Significant Accounting Policies, in the Company’s final prospectus dated October 6, 2021 relating to its Registration Statement on Form F-1/A as filed with the SEC. There have been no significant changes to these policies during the nine months ended September 30, 2021, except as noted below.

Warrant Liability

The Company evaluated the Public Warrants and Private Placement Warrants (collectively, ‘‘Warrants’’, which are discussed in Note 1b, and Note 2) in accordance with ASC 815-40, ‘‘Derivatives and Hedging — Contracts in Entity’s Own Equity’’, and concluded that a provision in the Warrant Agreement related to certain tender or exchange offers, as well as provisions that provided for potential changes to the settlement amounts dependent upon the characteristics of the holder of the warrant, preclude the Warrants from being accounted for as components of equity.
As the Warrants meet the definition of a derivative as contemplated in ASC 815 and are not eligible for an exception from derivative accounting, the Warrants are recorded as derivative liabilities on the Balance Sheet and measured at fair value at inception (on June 29, 2021, the date of the Business Combination) and at each reporting date in accordance with ASC 820, ‘‘Fair Value Measurement’’, with changes in fair value recognized in the Statement of income (loss) in the period of change.

Accounting for share-based compensation

The fair value of each option award is estimated on the grant date using the Black-Scholes option pricing model. The fair value of each option award is estimated using the following assumptions:

	Nine months ended September 30,
	2021	2020

Volatility	51.47% - 54.72%	47.65% - 53.82%
Risk-free interest rate	0.61% - 1.27%	0.38% - 1.68%
Dividend yield	0%	0%
Expected term (in years)	5 - 6.86	5.99 - 6.25

TABOOLA.COM LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Business combinations

The Company accounts for business combinations using the acquisition method of accounting. The Company determines the recognition of intangible assets based on the following criteria: (i) the intangible asset arises from contractual or other rights; or (ii) the intangible asset is separable or divisible from the acquired entity and capable of being sold, transferred, licensed, returned or exchanged. The Company allocates the purchase price of business combinations to the tangible assets, liabilities and intangible assets acquired, based on their estimated fair values. The excess purchase price over those fair values is recorded as goodwill. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company’s consolidated statement of income (loss). The process of estimating the fair values requires significant estimates, especially with respect to intangible assets. Critical estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from customer contracts, merchant/network affiliate relationship, publisher relationship, technologies, tradenames and discount rates. The Company estimates fair value based upon assumptions that are believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Revenue recognition

Connexity’s operations are consolidated beginning on September 1, 2021, the acquisition date. Connexity revenues are primarily derived from usage-based fees from customers accessing the Connexity enterprise cloud computing services platform for cost-per-click (“CPC”) advertising and performance-based cost-per-action (“CPA”) advertising.

CPC revenues consist of fees paid by online merchants and advertisers when a consumer is redirected to their website by the Connexity’s syndicated product listing platform, which feeds shopping-related content from merchants to ad platforms, publishers, and social influencers. CPA revenues are gathered when Connexity enters a performance-based arrangement with a merchant or advertiser. The company recognizes revenues when the performance criteria have been met.

The determination of whether revenue should be reported gross of amounts billed to advertisers (gross basis) or net of payments to digital properties partners (net basis) requires significant judgment and is based on management assessment of whether Connexity is acting as the principal or an agent in the transaction. Connexity’s revenues are reported net of the related digital property cost, as the Company believes that Connexity acts as an agent in its arrangements as it does not have the ability to direct the service to its customers.

Recently Issued Accounting Pronouncements

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by removing a variety of exceptions within the framework of ASC 740. These exceptions include the exception to the incremental approach for intra-period tax allocation in the event of a loss from continuing operations and income or a gain from other items (such as other comprehensive income), and the exception to using general methodology for the interim period tax accounting for year-to-date losses that exceed anticipated losses. The guidance will be effective for the Company beginning January 1, 2021, and interim periods in fiscal years beginning January 1, 2022.

TABOOLA.COM LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Early adoption is permitted. The Company is currently evaluating the effect that ASU 2019-12 will have on its consolidated financial statements and related disclosures.

NOTE 3:-	CASH AND CASH EQUIVALENTS

The following table presents for each reported period, the breakdown of cash and cash equivalents:

	September 30,	December 31,
	2021	2020
	Unaudited	Audited

Cash	$178,232	$115,693
Money market funds	126,533	10
Time deposits	7,003	127,108

Total Cash and cash equivalents	$311,768	$242,811

NOTE 4:-	FAIR VALUE MEASUREMENTS

The Company evaluates assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level to classify them for each reporting period. There have been no transfers between fair value measurements levels during the nine months ended September 30, 2021.

The following table sets forth the Company’s assets and liabilities that were measured at fair value as of September 30, 2021, by level within the fair value hierarchy (in thousands):

	September 30, 2021
	Fair value measurements using input type
	Unaudited
Description:	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$126,533	$-	$-	$126,533

Liabilities:
Warrant Liability – Public Warrants	9,583	-	-	9,583
Warrant Liability – Private Placement Warrants	-	-	27,209	27,209

The Warrants were accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the balance sheet. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within Finance income (expenses), net in the unaudited consolidated interim statement of income (loss).

TABOOLA.COM LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENTS (Cont.)

Initial Measurement

The Company established the initial fair value for the Warrants as of June 29, 2021, the date of the Company’s Merger Transaction, using a quoted price for the Public Warrants and a Black-Scholes simulation model for the Private Placement Warrants. The Private Warrants were classified as Level 3 at the initial measurement date due to the use of unobservable inputs.

The key inputs into the Black-Scholes model for the Private Placement Warrants were as follows at initial measurement:

Input	June 29, 2021	September 30, 2021
	(Initial Measurement)

Risk-free interest rate	0.73% - 0.89%	0.76% - 0.92%
Expected term (years)	4.26 - 5.00	4.01 - 4.75
Expected volatility	65.3% - 65.7%	37.8% - 65.7%
Exercise price	$11.50	$11.50
Underlying Stock Price	$10.54	$8.46

The Company’s use of a Black-Scholes model required the use of subjective assumptions:
•	The risk-free interest rate assumption was interpolated based on constant maturity U.S. Treasury rates over a term commensurate with the expected term of the warrants.
•
The expected term was determined based on the expected date of the initial Merger Transaction, as the Warrants expire on the date that is 5 years from the completion of the initial Merger Transaction and for certain Private Warrants 5 years from the date of the initial public offering effective date.

•	The expected volatility assumption was based on the implied volatility from a set of comparable publicly- traded warrants as determined based on size and proximity.

Subsequent Measurement

The following table presents the changes in the fair value of warrants liability (unaudited):

Input	Private Warrants	Public Warrants	Total Warrants

Initial measurement on June 29, 2021	39,143	14,740	53,883
Change in fair value	(11,934)	(5,157)	(17,091)
Fair value as of September 30, 2021	27,209	9,583	36,792

TABOOLA.COM LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 5:-	BUSINESS COMBINATIONS

On September 1, 2021, the Company consummated the Connexity Acquisition, an independent e-Commerce media platform in the open web.

In accordance with the acquisition method of accounting, the total purchase price for the Connexity Acquisition was $760,883, subject to working capital adjustments, comprised of $593,894 in cash, $157,689 for the fair value of 17,328,049 shares of the Company’s ordinary shares issued, and additional $9,300 to be paid subsequently.

Final transaction consideration is expected to be agreed upon between the parties by the end of November 2021. In addition to the purchase consideration and pursuant to holdback agreements with certain Connexity employees, the Company is committed to issue 3,681,030 of the Company’s ordinary shares, to be released to those employees over the period of three years after the acquisition date, subject to their continued service. The Company also agreed to issue up to a $40,000 in equity awards as retention bonuses to Connexity continuing employees which will vest in five annual installments following the acquisition date. The vesting of the holdback and the retention consideration are subject to continued employment, and therefore recognized as compensation expense over the requisite service period.

1.
Under the preliminary purchase price adjustment, Taboola allocates the purchase price to tangible and identified intangible assets acquired and liabilities assumed based on the preliminary estimates of their estimated fair values, which were determined using generally accepted valuation techniques based on estimates and assumptions made by management at the time of the acquisition.

2.
Such estimates are subject to change during the measurement period which is not expected to exceed one year. Any adjustments to the preliminary purchase price allocation identified during the measurement period will be reflected as an adjustment to the goodwill in the reporting period in which the adjustment is identified.

As a result of Connexity Acquisition, the Company recognized $840 as compensation expenses for the three and nine months ended September 30, 2021. The recognition of the compensation expenses of $75, $150, $148, and $467 are included in cost of revenue, Sales and marketing, Research and development and General and administrative in the consolidated statements of income (loss), respectively.

The following table summarizes the preliminary fair value of assets acquired and liabilities assumed (unaudited):

September 1, 2021
(in thousands)

Cash and cash equivalent	$10,608
Other current assets	59,336
Intangible assets	262,323
Goodwill	534,639
Other noncurrent assets	3,369
Total assets acquired	870,275
Current liabilities	62,294
Deferred tax liability, net	47,098
Total liabilities assumed	109,392
Total purchase consideration	$760,883

TABOOLA.COM LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 5:-	BUSINESS COMBINATIONS (Cont.)

Goodwill represents the purchase price paid in excess of the fair value of net tangible and intangible assets acquired, and is attributable primarily to expected synergies, economies of scale and the assembled workforce of Connexity. Goodwill is not deductible for income tax purpose. The following table summarizes the preliminary estimate of the intangible assets and their estimated useful lives as of the acquisition date:

	Fair Value	Useful life
	(in thousands)	(in years)

Merchant/ Network affiliate relationships	$140,403	4.0
Publisher relationship	43,245	4.0
Trademark	23,580	3.0
Technology	55,095	5.0
Total intangible assets acquired	$262,323

The results of operations of Connexity have been included in the unaudited consolidated interim financial statements since the date of the acquisition. Additionally, the Company incurred transaction costs $5,524 and $6,221 during the three and nine months ended September 30, 2021, which were included in general and administrative expenses in the unaudited consolidated interim statements of income (loss).

NOTE 6:-	GOODWILL AND INTANGILE ASSETS, NET

Goodwill

The following table represents the changes to goodwill:

Nine Months Ended September 30, 2021
(in thousands)

Balance as of December 31, 2020	$19,206
Additions from acquisitions	534,639
Balance as of September 30, 2021	$553,845

Intangible Assets, Net

Intangible assets consisted of the following as of September 30, 2021:

	Gross Fair Value	Accumulated Amortization	Net Book Value	Weighted- Average Remaining Useful Life
	(in thousands)			(in years)
Merchant/ Network affiliate relationships	140,403	(2,925)	137,478	3.92
Publisher relationship	43,245	(901)	42,344	3.92
Trademark	23,580	(655)	22,925	2.92
Technology	71,950	(17,713)	54,237	4.91
Customer relationship	12,256	(10,198)	2,058	2.33
Total	291,434	32,392	259,042

TABOOLA.COM LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 6:-	GOODWILL AND INTANGILE ASSETS, NET (Cont.)

Intangible assets consisted of the following as of December 31, 2020:

	Gross Fair Value	Accumulated Amortization	Net Book Value	Weighted- Average Remaining Useful Life
	(in thousands)			(in years)
Technology	$16,855	$(15,686)	$1,169	0.73
Customer relationship	12,256	(9,520)	2,736	3.25
Total	$29,111	$(25,206)	$3,905

Amortization expenses for intangible assets were $5,908 and $642 for the three months ended September 30, 2021 and 2020, respectively, and $7,186 and $1,921 for the nine months ended September 30, 2021 and 2020, respectively. Amortization of technology is included in cost of revenue and amortization of the other intangible assets are included in sales and marketing expense in the unaudited consolidated interim statements of income (loss).

The expected future amortization expenses by year related to the intangible assets as of September 30, 2021 are as follows:

September 30, 2021
(in thousands)
Year Ending December 31,
2021 (Remainder)	$16,441
2022	65,675
2023	65,646
2024	62,306
2025	41,627
Thereafter	7,347
Total	$259,042

TABOOLA.COM LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:-	LOAN

Concurrently with the closing of the Connexity Acquisition, on September 1, 2021, Taboola entered into a $300,000 senior secured term loan credit agreement (the “Credit Agreement”), among Taboola, a wholly-owned Taboola subsidiary, as borrower, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent.  The Credit Agreement provides for borrowings in an aggregate principal amount of up to $300,000 (the “Facility”).

The Facility was fully drawn at closing, net of issuance expenses of $11,250, and the proceeds were used by Taboola to finance, in part, the Connexity Acquisition.

The Facility is subject to customary borrowing conditions and bears interest at a variable annual rate based on LIBOR or Base Rate plus a fixed margin. The Facility will mature on the seventh anniversary of the closing date and amortizes at a rate of 1.00% per annum payable in equal quarterly instalments, with the remaining principal amount due at maturity.

As of September 30, 2021, the total future principal payments related to Credit Facilities are as follows (unaudited):

September 30, 2021
(in thousands)
Year Ending December 31,
2022	$3,000
2023	3,000
2024	3,000
2025	3,000
2026	3,000
2027	3,000
2028	282,000
Total	$300,000

The Facility is guaranteed by Taboola.com, Ltd. and all of its wholly owned material United States and Israeli subsidiaries, subject to certain exceptions set forth in the Credit Agreement (collectively, the “Guarantors”). The obligations of the Borrower and the Guarantors are secured by substantially all the assets of the Borrower and the Guarantors including stock of subsidiaries, subject to certain exceptions set forth in the Credit Agreement.

TABOOLA.COM LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8:-	SHAREHOLDERS' EQUITY

a.	Composition of share capital of the Company:

	September 30, 2021		December 31, 2020
	Unaudited		Audited
	Authorized	Outstanding	Authorized	Outstanding
Number of shares

Ordinary shares (no par value)	700,000,000	231,640,546	176,535,661	41,357,049

b.	Share option plan:

During the years 2007, 2016, 2017, 2020 the Company adopted several share incentive plans (together the “Company's legacy share incentive plan” or “Legacy Plans”). In June 2021 the Company retired the Legacy Plans and adopted the 2021 Share Incentive Plan (the “2021 Share Incentive Plan” or “2021 Plan”, and together with the Legacy Plans, the “Plans”).
In addition, during June 2021, the Company adopted the Employee Stock Purchase Plan (the “ESPP”).

The Company adopted the Plans and the ESPP to provide incentives to employees, directors, consultants and/or contractors.

Under each of the Plans, the Company's employees, directors, consultants and/or contractors may be granted any equity-related award, including option to acquire the Company ordinary shares; restricted shares; and restricted share units (“RSU”).

The options generally vest over 4 years and expire 10 years after the date of grant. Most of the RSUs granted prior to June 30, 2021, were subject to a two-tiered vesting arrangement, including a time-based vesting component which is generally over 4 years, and an additional vesting condition of a Merger/Sale or IPO being consummated within 5 years of the grant. Any equity grant that is forfeited or canceled before expiration becomes available for future grants under the Plans.

As of September 30, 2021, the maximum number of Taboola ordinary shares available for issuance under the 2021 Share Incentive Plan is equal to the sum of (i) 31,698,288 shares, (ii) any shares subject to awards under the Legacy Plans which have expired, or were cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares or became unexercisable without having been exercised, and (iii) an annual increase on the first day of each year beginning in 2022 and on January 1st of each calendar year thereafter during the term of the 2021 Plan, equal to the lesser of (A) 5% of the outstanding shares on the last day of the immediately preceding calendar year and (B) such amount as determined by Taboola’s board of directors if so determined prior to January 1 of a calendar year.

TABOOLA.COM LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8:-	SHAREHOLDERS' EQUITY (Cont.)

The following is a summary of share option activity and related information for the periods from January 1, 2021, through September 30, 2021 (including employees, directors, officers and consultants of the Company):

		Options Outstanding
	Outstanding Share Options	Weighted-Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value

Balance as of December 31, 2020	46,064,449	$1.54	5.62	$247,117

Granted	9,821,068	$6.97
Exercised	(5,855,643)	$1.07		$49,765
Forfeited	(1,031,372)	$3.11

Balance as of September 30, 2021	48,998,502	$2.63	5.96	$285,492

Exercisable as of September 30, 2021 (unaudited)	32,189,643	$1.56	4.32	$222,069

The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on the last date of the period.

The weighted-average grant date fair value of options granted during the nine and three months ended September 30, 2021, was $ 9.39 and 9.93, respectively.

As of September 30, 2021, unrecognized share-based compensation cost related to unvested share options and RSUs was $107,224, which is expected to be recognized over a weighted-average period of 2.62 years.

The following is a summary of the RSU activity and related information for the from January 1, 2021 through September 30, 2021 (including employees of the Company):

	Outstanding Restricted Shares Unit	Weighted-Average Grant Date Fair Value Per Share

Balance as of December 31, 2020	12,755,167	$5.64
Granted	7,088,855	$9.43
Vested	(1,656,137)
Forfeited	(405,098)	$7.50

Balance as of September 30, 2021(unaudited)	17,782,787	$7.54

TABOOLA.COM LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8:-	SHAREHOLDERS' EQUITY (Cont.)

The restricted share units were subject to multiple vesting conditions, such as time-based vesting and additional vesting condition whereby any of the RSUs shall not lapse, and no RSUs shall become vested prior and subject to the consummation of a Merger/Sale or an IPO (as defined in the respective incentive plan), which was satisfied upon Taboola becoming a publicly-traded company on the Nasdaq Global Market.

The total equity-based compensation expense related to all of the Company's equity-based awards recognized for the nine and three months ended September 30, 2021, was comprised as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	Unaudited

Cost of revenues	$443	$327	$1,023	$579
Research and development	7,749	2,292	20,134	4,343
Sales and marketing	3,997	2,505	40,168	4,402
General and administrative	7,751	1,396	42,269	1,689

Total share-based compensation expense	$19,940	$6,520	$103,594	$11,013

NOTE 9:-	INCOME TAXES:

The Company’s effective tax rate is highly dependent upon the geographic distribution of its worldwide earnings or losses and tax regulations. The Company’s effective tax rates were 36% and (70%) for the nine months ended September 30, 2021 and 2020, respectively. The difference between the Company’s effective tax rate and the 23% statutory rate in Israel for the nine months ended September 30, 2021, resulted primarily from tax profitable jurisdictions, mainly the U.S. and is due to non-deductible tax expenses related primarily to the share-based compensation payments. In the nine months ended September 30, 2020, the effective tax rate was also affected by the US BEAT tax regime.

TABOOLA.COM LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 10:-	COMMITMENTS AND CONTINGENCIES

Commercial Commitments

In the ordinary course of the business, the Company enters into agreements with certain digital properties, under which, in some cases it agrees to pay them a guaranteed amount, generally per thousand pageviews on a monthly basis. These agreements could cause a gross loss on digital property accounts in which the guarantee is higher than the actual revenue generated. These contracts generally range in duration from 2 to 5 years, though some can be shorter or longer.

Non-cancelable Purchase Obligations

In the normal course of business, the Company enters into non-cancelable purchase commitments with various parties to purchase primarily software and IT related-based services. As of September 30, 2021, the Company had outstanding non-cancelable purchase obligations in the amount of $6,055.

Legal Proceedings

a.
In October 2019, one of the Company's digital properties (the "Digital Property") filed a claim against the Company in the Paris Commercial Court for approximately $706 (the "Claim"). According to the Claim, the Company allegedly has failed to pay certain minimum guarantee payments for the years 2016 to 2019. It is the Company's position that there are no merits to the Claim because the Digital Property did not act in accordance with the agreement and a counterclaim in the amount of $1,970 was filed by the Company for a refund of certain compensation that was paid. A virtual trial took place on February 24, 2021, and the Paris Commercial Court dismissed Digital property claims and ordered them to pay an amount of approximate $12 thousand in costs to Taboola. On June 1, 2021, the Digital Property filed an appeal against the decision of the Paris Commercial Court, and their appellate briefs in early September. Taboola will have to file its response to these claims by January 31, 2022.

b.
In April 2021, the Company became aware that the Antitrust Division of the U.S. Department of Justice is conducting a criminal investigation of hiring activities in the Company’s industry, including the Company. The Company is cooperating with the Antitrust Division.  While there can be no assurances as to the ultimate outcome, the Company does not believe that its conduct violated applicable law.

c.
In the ordinary course of business, the Company may be subject from time to time to various proceedings, lawsuits, disputes, or claims. The Company investigates these claims as they arise and record a provision, as necessary. Provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. Although claims are inherently unpredictable, the Company is currently not aware of any matters that, it believes would individually or taken together, have a material adverse effect on its business, financial position, results of operations, or cash flows.

TABOOLA.COM LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 11:-	SEGMENT INFORMATION

The following table represents total revenue by geographic area based on the advertisers’ billing address:

	Three months ended September 30,			Nine months ended September 30,
	2021		2020	2021	2020
	Unaudited

Israel	$48,715		$42,734	$133,761	$126,540
United Kingdom	16,344	1	14,310	49,080	35,453
United States	125,239		120,595	369,710	369,894
Germany	37,967		24,641	106,342	70,677
France	11,988		13,121	43,337	31,612
Rest of the World	98,515		75,184	268,560	203,423

Total	$338,768		$290,585	$970,790	$837,599

NOTE 12:-	NET INCOME (LOSS) PER SHARE ATTRIBUTABLE TO ORDINARY SHAREHOLDERS

The following table sets forth the computation of basic and diluted net income (loss) per share attributable to ordinary shareholders for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	Unaudited
Basic net profit (loss) per share
Numerator:
Net income (loss)	$17,296	$16,688	$(25,533)	$5,740
Less: Undistributed earnings allocated to participating securities	-	(5,819)	(11,944)	(17,046)
Net income (loss) attributable to ordinary shares – basic	17,296	10,869	(37,477)	(11,306)

Denominator:
Weighted-average shares used in computing net income (loss) per share attributable to ordinary shareholders, basic	229,024,803	38,101,268	107,884,927	40,144,245
Net income (loss) per share attributable to ordinary shareholders, basic	$0.08	$0.29	$(0.35)	$(0.28)

Diluted net profit (loss) per share
Numerator:
Net income (loss) attributable to ordinary shares – diluted	17,296	10,869	(37,477)	(11,306)

Denominator:
Weighted-average shares used in computing net income (loss) per share attributable to ordinary shareholders, basic	229,024,803	38,101,268	107,884,927	40,144,245
Weighted average effect of dilutive securities—effect of share-based awards	30,237,726	22,120,229	-	-
Weighted-average shares used in computing net income (loss) per share attributable to ordinary shareholders, diluted	259,262,529	60,221,497	107,884,927	40,144,245

Net income (loss) per share attributable to ordinary shareholders, diluted	$0.07	$0.18	$(0.35)	$(0.28)

TABOOLA.COM LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 12:-	NET INCOME (LOSS) PER SHARE ATTRIBUTABLE TO ORDINARY SHAREHOLDERS (Cont.)

The potential shares of ordinary shares that were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the periods presented because including them would have been anti-dilutive are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	Unaudited

Warrants	12,350,000	-	12,350,000	-
RSUs	-	-	8,825,040	2,227,686
Outstanding share options	-	-	46,705,718	43,701,256

NOTE 13:-	SUBSEQUENT EVENTS

a.
Following the Connexity Acquisition, on October 5, 2021, the Board of Directors of the Company, approved the retention equity grant issuances for certain Connexity employees as contemplated by the agreements for the Connexity Acquisition in a total amount of $ 39,205.

b.
To enable certain executives and directors and the Company to obtain the potential benefits of a net issuance mechanism, the Company is seeking shareholder approval at a special shareholder general meeting to be held on December 14, 2021 to amend its current compensation policy and compensation terms of the Company’s directors and Chief Executive Officer in accordance with Israeli law to permit net issuance or other mechanisms to satisfy tax withholding obligations related to equity-based compensation.

On November 16, 2021, the Tel Aviv District Court Economic Department (the “Israeli court”) approved the motion previously filed by Taboola on October 10, 2021, which sought the approval of a program of up to $60,000, to be utilized, if so determined by its board of directors, in connection with a net issuance mechanism to satisfy tax withholding obligations related to equity-based compensation on behalf of its directors, officers and other employees and possible future share repurchases. The Company does not have a current intention to adopt a share repurchase program.

The approval by the Israeli court is limited to a six (6) month period. The Company expects to make successive requests to the Israeli court for similar approvals.

On November 18, 2021, the Company’s board of directors granted the Company’s management the discretion to utilize the net issuance mechanism to satisfy tax withholding obligations related to equity-based compensation, subject to obtaining shareholder approval.

- - - - - - - - - - - - - - - - - - - -

Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with Taboola’s audited consolidated financial statements and the related notes appearing in our registration statement on Form F-1 on file with the U.S. Securities and Exchange Commission (the “SEC”) and the pro forma financial information as of and for the year ended December 31, 2020 and the six months ended June 30, 2021 under the heading “Unaudited Pro Forma Condensed Combined Financial Information” included in our Prospectus dated October 6, 2021 forming part of our registration statement on Form F-1/A. Some of the information contained in this discussion and analysis is set forth elsewhere in our registration statement on Form F-1/A, including information with respect to Taboola’s plans and strategy for Taboola’s business, and includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements,” Taboola’s actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Throughout this section, unless otherwise noted or the context requires otherwise, “we,” “us,” “our” and the “Company” refer to Taboola and its consolidated subsidiaries, and in references to monetary amounts, “dollars” and “$” refer to U.S. Dollars, and “NIS” to refers to New Israeli Shekels.

Overview

Taboola is a technology company that powers recommendations across the Open Web with an artificial intelligence, or AI-based, algorithmic engine that we have developed over the past 13 years.

We think of ourselves as a search engine, but in reverse — instead of expecting people to search for information, we recommend information to people. You’ve seen us before: we partner with websites, devices, and mobile apps, which we collectively refer to as “digital properties’’, to recommend editorial content and advertisements on the Open Web, outside of the closed ecosystems of the walled gardens such as Facebook, Google, and Amazon.

Digital properties use our recommendation platform to achieve their business goals, such as driving new audiences to their sites and apps, or increasing engagement on site — and we don’t charge them for these services. We also provide a meaningful monetization opportunity to digital properties by surfacing paid recommendations by advertisers. Unlike walled gardens, we are a business-to-business, or B2B, company with no competing consumer interests. We only interact with consumers through our partners’ digital properties, hence we do not compete with our partners for user attention. Our motivations are aligned. When our partners win, we win, and we grow together.

We empower advertisers to leverage our AI-powered recommendation platform to reach targeted audiences, utilizing effective, native ad-formats across digital properties. We generate revenues when people click on or, in some cases, view the ads that appear within our recommendation platform. Advertisers pay us for those clicks or impressions and we share the resulting revenue with the digital properties who display those ads.

Our powerful recommendation platform was built to address a technology challenge of significant complexity: predicting which recommendations users would be interested in, without explicit intent data or social media profiles. Search advertising platforms have access, at a minimum, to users’ search queries, which indicates intent, while social media advertising platforms have access to rich personal profiles created by users. In contrast, we base our recommendations on an extensive dataset of context and user behavior derived from the intersection of thousands of digital properties and millions of recommended items, including ads and editorial content.

Our annual Revenues grew to $1,188.9 million in 2020, from $1,093.8 million in 2019 and $909.2 million in 2018. Over the same three years, our Gross profit grew to $319.5 million, from $232.0 million and $234.2 million, and our ex-TAC Gross Profit grew to $382.4 million, from $295.8 million and $281.5 million, respectively. Our Net income (loss) for the same three years was $8.5 million, ($28.0) million and $10.7 million, respectively, while our Adjusted EBITDA was $106.2 million, $34.1 million and $66.9 million, respectively. For more information about ex-TAC Gross Profit and Adjusted EBITDA, see “— Non-GAAP Financial Measures.”

ION Merger Agreement

On January 25, 2021, we and one of our subsidiaries entered into a Merger Agreement with ION Acquisition Corp. 1 Ltd., or ION. Under that agreement, our subsidiary merged with and into ION, with ION continuing as the surviving company and becoming our direct, wholly-owned subsidiary. The Merger Agreement and the related transactions were unanimously approved by both our and ION’s boards of directors. The ION business combination, or the “Business Combination,” closed June 29, 2021 and our ordinary shares and warrants began trading on the NASDAQ on June 30, 2021. In connection with the Merger Agreement, we also obtained commitments for the purchase in private transactions which closed concurrently with the Business Combination of approximately $285 million of our ordinary shares, of which approximately $150 million was purchased directly from certain of our existing shareholders, primarily from early investors.

Connexity Acquisition

          On September 1, 2021 we completed our previously announced acquisition of Shop Holding Corporation, which we refer to as Connexity. The total purchase price of approximately $800 million included retention incentives, and is subject to customary purchase price adjustments for working capital and indebtedness.

At closing, we issued 17,328,049 of our ordinary shares based on a fair value of shares at the closing date of $157.7 million to the seller and paid the seller approximately $593.9 million in cash with an additional $9.3 million to be paid subsequently.

An additional 3,681,030 shares are deliverable to Connexity employees in installments over three years following the closing as part of holdback arrangements, subject to continued employment with Taboola. Separately, certain employees of Connexity have been granted incentive equity awards of approximately $40 million that will settle in our ordinary shares and will vest subject to their continued employment with Taboola over the next approximately five years.

At the closing we also entered into a $300 million senior secured term loan credit agreement and used the full proceeds of the loan, net of issuance cost to finance, in part, the Connexity acquisition. See Notes 5, 6 and 7 of Notes to Unaudited Interim Consolidated Financial Statements.

For further information please refer to the “Unaudited Pro Forma Condensed Combined Financial Information” and other information regarding the Connexity acquisition included in our Prospectus dated October 6, 2021 forming part of our registration statement on Form F-1/A and our report on Form 6-K dated September 1, 2021.

Key Factors and Trends Affecting our Performance

We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section entitled “Risk Factors” included in our Prospectus dated October 6, 2021 forming part of our registration statement on Form F-1/A.

Maintaining and Growing Our Digital Property Partners

We have a robust network of digital property partners under contracts that provide exclusivity and cover multiple years at inception. These agreements typically require that our code be integrated on the digital property web page because of the nature of providing both editorial and paid recommendations. This means that in the vast majority of our business, we do not bid for ad placements, as traditionally happens in the advertising technology space, but rather see all users that visit the pages on which we appear. This is true across all platforms and in all geographies. Due to our multi-year exclusive contracts and high retention rates, our supply is relatively consistent and predictable. We had approximately 9,000, 7,000 and 6,000 digital property partners in the fourth quarter of 2020, 2019 and 2018, respectively.

We have a strong record of growing the revenue generated from our digital property partners. We grow our digital property partner relationships in four ways. First, we grow the revenue from these partnerships by increasing our yield over time. We do this by improving our algorithms, expanding our advertiser base and increasing the amount of data that helps target our ads. Second, we continuously innovate with new product offerings and features that increase revenue. Third, we innovate by launching new advertising formats. Fourth, we work closely with our digital property partners to find new placements and page types where we can help them drive more revenue.

We have two primary models for sharing revenue with digital property partners. The most common model is a straight revenue share model. In this model, we agree to pay our partner a fixed percentage of the revenue that we generate from advertisements placed on their digital properties. The second model includes guarantees. Under this model, we pay our partners the greater of a fixed percentage of the revenue we generate and a guaranteed amount per thousand page views. In the past, we have and may continue to be required to make significant payments under these guarantees.

Growing Our Advertiser Client Base

We have a large and growing network of advertisers, across multiple verticals. We had approximately 13,000, 12,000 and 10,000 advertiser clients working with us directly, or through advertising agencies, worldwide during the fourth quarter of 2020, 2019 and 2018, respectively. A large portion of our revenue comes from advertisers with specific performance goals, such as obtaining subscribers for email newsletters or acquiring leads for product offerings. These performance advertisers use our service when they obtain a sufficient return on ad spend to justify their ad spend. We grow the revenue from performance advertisers in three ways. First, we improve the performance of our network by developing new product features, improving our algorithms and optimizing our supply. Second, we secure increased budgets from existing advertisers by offering new ad formats and helping them achieve additional goals. Third, we grow our overall advertiser base by bringing on new advertisers that we have not worked with previously. In addition to our core performance advertisers, video brand advertisers are a small but growing portion of our revenue.

Improving Network Yield

One way that we grow our revenue is by increasing the yield on our network, which is a general term for the revenue that we make per advertising placement. Because we generally fill close to 100% of advertising impressions available, yield is generally not affected by changing fill rates, but rather is impacted in four ways. First, we increase our yield by improving the algorithms that select the right ad for a particular user in a particular context.  These algorithms are based on Deep Learning technology and are a key competitive advantage. Second, we continuously innovate and develop new product offerings and features for advertisers, which help increase their success rates on our network and improve yield. Third, as we grow our advertiser base and mix of advertisers, including adding advertisers able to pay higher rates, our yields increase because of increasing competitive pressure in our auction. Finally, we increase our yield by optimizing the way we work with digital properties, including changing formats and placements. Increasing yield drives higher revenues on all digital property partners. Increasing yield also generally increases margins for ex-TAC Gross Profit, a non-GAAP measure, for those digital property partners to whom we are paying guarantees.

Product and Research & Development

We view research and development expenditures as investments that help grow our business over time. These investments, which are primarily in the form of employee salaries and related expenditures and hardware infrastructure, can be broken into two categories. This first category includes product innovations that extend the capabilities of our current product offerings and help us expand into completely new markets. This includes heavy investment in AI (specifically Deep Learning) in the form of server purchases and expenses for data scientists. This category of investment is important to maintain the growth of the business but can also generally be adjusted up or down based on management’s perception of the potential value of different investment options. The second category of investments are those that are necessary to maintain our core business. These investments include items such as purchasing servers and other infrastructure necessary to handle increasing loads of recommendations that need to be served, as well as the people necessary to maintain the value delivered to our customers and digital property partners, such as investments in code maintenance for our existing products. This type of investment scales at a slower rate than the growth of our core business.

Managing Seasonality

The global advertising industry has historically been characterized by seasonal trends that also apply to the digital advertising ecosystem in which we operate. In particular, advertisers have historically spent relatively more in the fourth quarter of the calendar year to coincide with the year-end holiday shopping season, and relatively less in the first quarter. We expect these seasonality trends to continue, and our operating results will be affected by those trends with revenue and margins being seasonally strongest in the fourth quarter and seasonally weakest in the first quarter.

Privacy Trends and Government Regulation

We are subject to U.S. and international laws and regulations regarding data privacy, digital advertising and the collection of user data. In addition, large Internet and technology companies such as Google and Apple are making their own decisions as to how to protect consumer privacy, which impacts the whole digital ecosystem. Because we power editorial recommendations, digital properties typically embed our code directly on their web pages. This makes us less susceptible to many of these regulations and industry trends because we are able to drop first party cookies. In addition, because of this integration on our partners’ pages, we have rich contextual information to use to further refine the targeting of our recommendations.

Impact of COVID-19

In December 2019, COVID-19 was first reported to the World Health Organization, or WHO, and in January 2020, the WHO declared the outbreak to be a public health emergency. In March 2020, the WHO characterized COVID-19 as a pandemic. The spread of COVID-19 initially significantly impacted the digital advertising industry, reducing advertising budgets, lowering ad rates and leading advertisers to defer planned ad campaigns.

We experienced a notable decline in advertising rates soon after the onset of the COVID-19 pandemic, and we attribute an approximately 12% reduction in our second quarter of 2020 revenue to the pandemic. We took three steps to address the reduction in advertising rates, which resulted in a gradual recovery in revenue that continued throughout the remainder of the year. First, we worked with our digital property partners to optimize yield by focusing on revenue-generating enhancements. Second, we focused our sales efforts on finding advertisers that were still spending online and trying to reach consumers who were sheltering at home. This effort, combined with a return of spend from certain types of advertisers, allowed us to grow our advertiser base and increase yield. Finally, we continued our investment in our algorithms that help improve yields. After the reduction in advertising and rates in the first two quarters of 2020, we saw a strong recovery in our network yield in the third quarter. The gains in network yields we realized in the second half of 2020 continued into the first two quarters of 2021 and we expect network yields to increase during the second half of 2021 at rates consistent with pre-COVID historical levels.

As a result of the pandemic, we restricted employee travel, asked all non-essential personnel to work from home, cancelled physical participation in sales activities, meetings, events and conferences, which reduced our operating expenses. We also examined the efficiency and impact of expenditures across our business and found more efficient ways to work in many cases. This included imposing a hiring freeze while we worked to optimize the way we conducted business. As part of our close relationship with our digital property partners, certain of our partners that had guarantee compensation arrangements agreed to forgo their guarantee compensation and instead shift to 100% revenue share until yield recovered. In connection with these arrangements, for certain digital property partners, we extended their agreements. In the fourth quarter of 2020, we returned to guarantee arrangements with substantially all of the affected digital property partners and agreed with them to undo the 100% revenue share arrangement, reinstate the original payment terms, and make payments, retroactively, of the guarantee under the original compensation terms.

The ultimate societal and economic impact of the COVID-19 pandemic remains unknown. In particular, we cannot predict whether any worsening or continuation of the pandemic, or any resulting recession, will adversely affect our business.

Key Financial and Operating Metrics

We regularly monitor a number of metrics in order to measure our current performance and project our future performance. These metrics aid us in developing and refining our growth strategies and making strategic decisions.

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	Unaudited		Unaudited

Revenues	$338,768	$290,585	$970,790	$837,599
Gross profit	107,685	89,596	297,429	226,476
ex-TAC Gross Profit (1)	126,869	104,297	349,653	272,150
Net cash provided by operating activities	26,573	33,776	40,553	81,618
Free Cash Flow (1)	19,474	30,730	11,779	67,938
Net income (loss)	17,296	16,688	(25,533)	5,740
Adjusted EBITDA (1)	39,734	40,055	114,080	73,200
Net income (loss) Margin	5.1%	5.7%	-2.6%	0.7%
Ratio of Net income (loss) to Gross profit	16.1%	18.6%	-8.6%	2.5%
Ratio of Adjusted EBITDA to ex-TAC Gross Profit (1)	31.3%	38.4%	32.6%	26.9%
Cash, cash equivalents and short-term deposits	311,768	185,673	311,768	185,673

(1)	Non-GAAP measure. Refer to “—Non-GAAP Financial Measures” below for an explanation and reconciliation to GAAP metrics.

Revenues

Substantially all of our Revenues are generated from advertisers. We enter into commercial arrangements with advertisers defining the terms of our service and the basis for our charges. Generally, our charges are based on a CPC or CPM basis. For campaigns priced on a CPC basis, we recognize these Revenues when a user clicks on an advertisement we deliver. For campaigns priced on a CPM basis, we recognize these Revenues when an advertisement is displayed.

Gross profit

Gross profit is calculated as presented on our consolidated statement of income (loss) for the periods presented.

ex-TAC Gross Profit

We calculate ex-TAC Gross Profit as Gross profit adjusted to include Other cost of revenues.

Net cash provided by operating activities

Net cash provided by operating activities is our Net income (loss) adjusted for non-cash charges and net cash provided by changes in our working capital.

Free Cash Flow

We calculate Free Cash Flow as Net cash provided by operating activities minus purchases of property, plant and equipment, including capitalized platform costs. We expect our Free Cash Flow to fluctuate in future periods as we invest in our business to support our plans for growth.

Net income (loss)

Net income (loss) is calculated as presented on our consolidated statement of income (loss) for the periods presented.

Adjusted EBITDA

We calculate Adjusted EBITDA as Net income (loss) before net financial expenses, income tax expenses/ benefit and depreciation and amortization, further adjusted to exclude share-based compensation and other noteworthy income and expense items such as certain merger or acquisition related costs, which may vary from period-to-period.

Net income (loss) Margin

Net income (loss) Margin is Net income (loss) divided by Revenues.

Ratio of Net income (loss) to Gross profit

We calculate Ratio of Net income (loss) to Gross Profit as Net income (loss) divided by Gross profit.

Ratio of Adjusted EBITDA to ex-TAC Gross Profit

We calculate Ratio of Adjusted EBITDA to ex-TAC Gross Profit as Adjusted EBITDA divided by ex-TAC Gross Profit.

Cash, cash equivalents and short-term deposits

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less. Short-term deposits are bank deposits with maturities of more than three months but less than one year.

Non-GAAP Financial Measures

We are presenting the following non-GAAP financial measures because we use them, among other things, as key measures for our management and board of directors in managing our business and evaluating our performance. We believe they also provide supplemental information that may be useful to investors. The use of these measures may improve comparability of our results over time by adjusting for items that may vary from period to period or not be representative of our ongoing operations.

These non-GAAP measures are subject to significant limitations, including those identified below. In addition, other companies may use similarly titled measures but calculate them differently, which reduces their usefulness as comparative measures. Non-GAAP measures should not be considered in isolation or as a substitute for GAAP measures. They should be considered as supplementary information in addition to GAAP operating and financial performance measures.

ex-TAC Gross Profit

We believe that ex-TAC Gross Profit, which we calculate as Gross profit adjusted to include Other cost of revenues, is useful because traffic acquisition cost, or TAC, is what we must pay digital properties to obtain the right to place advertising on their websites, and we believe focusing on ex-TAC Gross Profit better reflects the profitability of our business. We use ex-TAC Gross Profit as part of our business planning, for example in decisions regarding the timing and amount of investments in areas such as infrastructure.

Limitations on the use of ex-TAC Gross Profit include the following:

•	Traffic acquisition cost is a significant component of our Cost of revenues but is not the only component; and

•	ex-TAC Gross Profit is not comparable to our Gross profit and by definition ex-TAC Gross Profit presented for any period will be higher than our Gross profit for that period

The following table provides a reconciliation of Revenues and Gross profit to ex-TAC Gross Profit:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	(unaudited)		(unaudited)

	(dollars in thousands)		(dollars in thousands)
Revenues	$338,768	$290,585	$970,790	$837,599
Traffic acquisition cost	211,899	186,288	621,137	565,449
Other cost of revenues	19,184	14,701	52,224	45,674
Gross Profit	$107,685	$89,596	$297,429	$226,476
Add back: Other cost of revenues	19,184	14,701	52,224	45,674
ex-TAC Gross Profit	$126,869	$104,297	$349,653	$272,150

Adjusted EBITDA and Ratio of Adjusted EBITDA to ex-TAC Gross Profit

We believe that Adjusted EBITDA is useful because it allows us and others to measure our performance without regard to items such as share-based compensation expense, depreciation and interest expense and other items that can vary substantially depending on our financing and capital structure, and the method by which assets are acquired. We use Adjusted EBITDA and GAAP financial measures for planning purposes, including the preparation of our annual operating budget, as a measure of performance and the effectiveness of our business strategies, and in communications with our board of directors. We may also use Adjusted EBITDA as a metric for determining payment of cash or other incentive compensation.

Limitations on the use of Adjusted EBITDA include the following:

●
although depreciation expense is a non-cash charge, the assets being depreciated may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

●
Adjusted EBITDA excludes share-based compensation expense, which has been, and will continue to be for the foreseeable future, a significant recurring expense for our business and an important part of our compensation strategy;

●
Adjusted EBITDA does not reflect, to the extent applicable for a period presented: (1) changes in, or cash requirements for, our working capital needs; (2) interest expense, or the cash requirements necessary to service interest or if applicable principal payments on debt, which reduces cash available to us; or (3) tax payments that may represent a reduction in cash available to us; and

●
the expenses and other items that we exclude in our calculation of Adjusted EBITDA may differ from the expenses and other items, if any, that other companies may exclude from Adjusted EBITDA when they report their operating results. We calculate Adjusted EBITDA as Net income (loss) before net financial expenses, income tax expenses/ benefit and depreciation and amortization, further adjusted to exclude share-based compensation and other noteworthy income and expense items such as certain merger or acquisition related costs, which may vary from period-to-period.

The following table provides a reconciliation of Net income (loss) to Adjusted EBITDA.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	(unaudited)		(unaudited)

	(dollars in thousands)		(dollars in thousands)
Net income (loss)	$17,296	$16,688	$(25,533)	$5,740
Adjusted to exclude the following:
Financial expenses (income), net	(13,960)	844	(13,077)	1,050
Tax expenses (income)	(3,460)	4,009	6,699	13,137
Depreciation and amortization	13,160	8,021	30,050	26,848
Share-based compensation expenses (1)	19,940	6,520	103,594	11,013
M&A costs (2)	5,918	3,973	11,507	15,412
Holdback compensation expenses	840	-	840	-
Adjusted EBITDA	$39,734	$40,055	$114,080	$73,200

(1)	For the 2021 periods, a substantial majority is Share-based compensation expenses from equity awards that vested upon going public.

(2)
For 2020 periods, represents expenses associated with the proposed strategic transaction with Outbrain Inc. which we elected not to consummate, and for 2021 periods, relates to expenses related to the merger with ION Acquisition Corp. 1 Ltd., the acquisition of Connexity and going public.

We calculate Ratio of Net income (loss) to Gross profit as Net income (loss) divided by Gross profit. We calculate Ratio of Adjusted EBITDA to ex-TAC Gross Profit as Adjusted EBITDA divided by ex-TAC Gross Profit. We believe that the Ratio of Adjusted EBITDA to ex-TAC Gross Profit is useful because TAC is what we must pay digital properties to obtain the right to place advertising on their websites, and we believe focusing on ex-TAC Gross Profit better reflects the profitability of our business. The following table reconciles Ratio of Net income (loss) to Gross profit and Ratio of Adjusted EBITDA to ex-TAC Gross Profit.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	(unaudited)		(unaudited)

	(dollars in thousands)		(dollars in thousands)
Gross profit	$107,685	$89,596	$297,429	$226,476
Net income (loss)	$17,296	$16,688	$(25,533)	$5,740
Ratio of Net income (loss) to Gross profit	16.1%	18.6%	(8.6%)	2.5%

ex-TAC Gross Profit	$126,869	$104,297	$349,653	$272,150
Adjusted EBITDA	$39,734	$40,055	$114,080	$73,200
Ratio of Adjusted EBITDA Margin to ex-TAC Gross Profit	31.3%	38.4%	32.6%	26.9%

Free Cash Flow

We believe that Free Cash Flow, which we calculate as Net cash provided by operating activities minus purchases of property and equipment, including capitalized platform costs, is useful to provide management and others with information about the amount of cash generated from our operations that can be used for strategic initiatives, including investing in our business, making strategic acquisitions, and strengthening our balance sheet. We expect our Free Cash Flow to fluctuate in future periods as we invest in our business to support our plans for growth. Limitations on the use of Free Cash Flow include the following:

●
it should not be inferred that the entire Free Cash Flow amount is available for discretionary expenditures. For example, cash is still required to satisfy other working capital needs, including short-term investment policy, restricted cash, and intangible assets;

●
Free Cash Flow has limitations as an analytical tool, and it should not be considered in isolation or as a substitute for analysis of other GAAP financial measures, such as Net cash provided by operating activities; and

●	this metric does not reflect our future contractual commitments.

The following table provides a reconciliation of Net cash provided by operating activities to Free Cash Flow.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	(unaudited)		(unaudited)
	(dollars in thousands)		(dollars in thousands)
Net cash provided by operating activities	$26,573	$33,776	$40,553	$81,618
Purchases of property and equipment, including capitalized platform costs	(7,099)	(3,046)	(28,774)	(13,680)
Free Cash Flow	$19,474	$30,730	$11,779	$67,938

Components of Our Results of Operations

Revenues

Substantially all of our Revenues are generated from advertisers. We enter into commercial arrangements with advertisers defining the terms of our service and the basis for our charges. Generally, our charges are based on a CPC or CPM basis. For campaigns priced on a CPC basis, we recognize these Revenues when a user clicks on an advertisement we deliver. For campaigns priced on a CPM basis, we recognize these Revenues when an advertisement is displayed.

Cost of revenues

Our cost of revenue primarily includes Traffic acquisition cost and other cost of revenue.

Traffic acquisition cost

Traffic acquisition cost or TAC consist primarily of cost related to digital property compensation for placing our platform on their digital property and cost for advertising impressions purchased from real-time advertising exchanges and other third parties. Traffic acquisition costs also include up-front payments, incentive payments, or bonuses paid to the digital property partners, which are recognized over the respective contractual term of the digital property arrangement. Taboola has two primary compensation models for digital properties. The most common model is a revenue share model. In this model, Taboola agrees to pay a fixed percentage of the revenue that it generates from advertisements placed on the digital properties. The second model includes guarantees. Under this model, Taboola pays a greater of a fixed percentage of the revenue generated and a committed guaranteed amount per thousand page views (“Minimum guarantee model”). Actual compensation is settled on a monthly basis. Expenses under both the revenue share model as well as the Minimum guarantee model are recorded as incurred, based on actual revenues generated by Taboola at the respective month.  Our TAC does not include TAC related to Connexity because we account for its Revenues on a net basis.

Other cost of revenues

Other cost of revenues consist of data center and related costs, depreciation expense related to hardware supporting our platform, amortization expense related to capitalized internal use software and acquired technology, depreciation of communication equipment, personnel costs, and allocated facilities costs. Personnel costs include salaries, bonuses, share-based compensation, and employee benefit costs, and are primarily attributable to our operations group, which supports our platform and our clients.

Gross profit

Gross profit, calculated as revenues less cost of revenues, has been, and will continue to be, affected by various factors, including fluctuations in the amount and mix of revenue and the amount and timing of investments to expand our partner and client base. We hope to increase both our Gross profit in absolute dollars and as a percentage of revenue through enhanced operational efficiency and economies of scale.

Operating Expenses

Research and development expenses

Research and development expenses consist primarily of personnel costs, including salaries, bonuses, share-based compensation and employee benefits costs, allocated facilities costs, professional services and depreciation. We expect research and development expenses to increase in future periods to support our growth, including continuing to invest in optimization, accuracy and reliability of our platform and other technology improvements to support and drive efficiency in our operations. These expenses may vary from period to period as a percentage of revenue, depending primarily upon when we choose to make more significant investments.

Sales and marketing expenses

Sales and marketing expenses consist of payroll and other personnel related costs, including salaries, share-based compensation, employee benefits, allocated facilities costs and travel for our sales and marketing departments. We expect to increase selling and marketing expense to support the overall growth in our business.

General and administrative expenses

General and administrative expenses consist of payroll and other personnel related costs, including salaries, share-based compensation, employee benefits and expenses for executive management, legal, finance and others. In addition, general and administrative expense include fees for professional services and allocated facilities costs. We expect our general and administrative expense to increase as we scale up headcount with the growth of our business, and as a result of operating as a public company, including compliance with the rules and regulations of the Securities Exchange Commission, legal, audit, additional insurance expenses, investor relations activities, and other administrative and professional services.

Other income (expenses), net

Finance expenses, net

Finance expenses, net, primarily consists of interest income (expense), warrant liability fair value adjustments, gains (losses) from foreign exchange fluctuations and bank fees.

Provision for income taxes

The statutory corporate tax rate in Israel was 23% for 2020, 2019 and 2018, although Taboola benefits from certain tax benefits under Israeli law (refer to the Note 14 to our audited consolidated financial statements included in our registration statement on Form F-1/A).

Pursuant to the Israeli Law for Encouragement of Capital Investments-1959 (the “Investments Law”) and its various amendments, under which the Company has been granted “Privileged Enterprise” status, we were granted a tax exemption status for the years 2018 and 2019. The 2018 tax exemption resulted in approximately $10.4 million of potential tax savings. In 2019, we did not benefit from the Privileged Enterprise status because we did not have taxable income. The benefits available to a Privileged Enterprise in Israel relate only to taxable income attributable to the specific investment program and are conditioned upon terms stipulated in the Investment Law. The Company received a Tax Ruling from the Israeli Tax Authority that its activity is an industrial activity and therefore eligible for the status of a Privileged Enterprise, provided that the Company meets the requirements under the ruling. If Taboola does not fulfill these conditions, in whole or in part, the benefits can be revoked and Taboola may be required to refund the benefits, for which the  amount will be linked to the Israeli consumer price index plus interest. As of December 31, 2020, management believes that the Company meets the aforementioned conditions.

For 2020 and subsequent tax years, we adopted The “Preferred Technology Enterprises” (“PTE”) Incentives Regime (Amendment 73 to the Investment Law) granting a 12% tax rate in central Israel on income deriving from benefited intangible assets, subject to a number of conditions being fulfilled, including a minimal amount or ratio of annual R&D expenditure and R&D employees, as well as having at least 25% of annual income derived from exports to large markets. PTE is defined as an enterprise which meets the aforementioned conditions and for which total consolidated revenues of its parent company and all subsidiaries is less than NIS 10 billion.

As of December 31, 2020, Taboola has an accumulated tax loss carry-forward of approximately $12 million. These tax losses in Israel can be offset indefinitely. Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

The following table provides consolidated statements of income (loss) data for the periods indicated:

	Three months ended September 30,
	2021	2020
	Unaudited

Revenues	$338,768	$290,585
Cost of revenues:
Traffic acquisition cost	211,899	186,288
Other cost of revenues	19,184	14,701
Total cost of revenues	231,083	200,989
Gross profit	107,685	89,596
Operating expenses:
Research and development expenses	29,946	21,485
Sales and marketing expenses	43,518	32,663
General and administrative expenses	34,345	13,907
Total operating expenses	107,809	68,055
Operating income (loss) before finance expenses	(124)	21,541
Finance income (expenses), net	13,960	(844)
Income before income taxes	13,836	20,697
Provision for income taxes	3,460	(4,009)
Net income	$17,296	$16,688
Less: Undistributed earnings allocated to participating securities	0	(5,819)
Net Income attributable to ordinary shares – basic and diluted	$17,296	$10,869
Net income per share attributable to ordinary shareholders, basic	$0.08	$0.29
Weighted-average shares used in computing net income per share attributable to ordinary shareholders, basic	229,024,803	38,101,268
Net income per share attributable to ordinary shareholders, diluted	$0.07	$0.18
Weighted-average shares used in computing net income per share attributable to ordinary shareholders, diluted	259,262,529	60,221,497

Comparison of the Three Months Ended September 30, 2021 and 2020
Revenues increased by $48.2 million, or 16.6%, for the three months ended September 30, 2021 compared to the three months ended September 30, 2020. The year-over-year change was positively impacted by consolidating one month of Connexity's financial results following the close of the acquisition on September 1, 2021.  New digital property partners within the first 12 months that were live on our network contributed approximately $23 million of new Revenues for the three months ended September 30, 2021 compared to the three months ended September 30, 2020.  Net growth of existing digital property partners, including the growth of new digital property partners (beyond the revenue contribution determined based on the run-rate revenue generated by them when they are first on-boarded), contributed approximately $25 million for the three months ended September 30, 2021 compared to the three months ended September 30, 2020.

Gross Profit increased by $18.1 million, or 20.2%, for the three months ended September 30, 2021 compared to the three months ended September 30, 2020.

Ex-TAC Gross Profit, a non-GAAP measure, increased $22.6 million, or 21.6%, for the three months ended September 30, 2021 compared to the three months ended September 30, 2020. The year-over-year change was negatively impacted by the withholding in the prior year of $7 million in guaranteed TAC payments to publishers that we subsequently agreed to pay in the fourth quarter of 2020, and positively impacted by consolidating one month of Connexity's financial results following the close of the acquisition on September 1, 2021.  Net growth of existing digital property partners, including the growth of new digital property partners (beyond the revenue contribution determined based on the run-rate revenue generated by them when they are first on-boarded), contributed a majority of the increase in ex-TAC Gross Profit for the three months ended September 30, 2021 compared to the three months ended September 30, 2020. New digital property partners within the first 12 months that were live on our network contributed the remainder of the increase in ex-TAC Gross Profit for the three months ended September 30, 2021 compared to the three months ended September 30, 2020.

Cost of revenues increased $30.1 million, or 15.0%, for the three months ended September 30, 2021 compared to the three months ended September 30, 2020.

Traffic acquisition cost increased $25.6 million, or 13.7%, for the three months ended September 30, 2021 compared to the three months ended September 30, 2020, reflecting the increase in Revenues. Revenues increased at a faster pace than Traffic acquisition cost due to increased yield on digital properties with guarantee obligations and a mix shift to higher margin digital properties. The cost of guarantees (total payments due under guarantee arrangements in excess of amounts the Company would otherwise be required to pay under revenue sharing arrangements) as a percentage of traffic acquisition costs were approximately 10% or less for both the three months ended September 30, 2020 and the three months ended September 30, 2021.

Other cost of revenues increased $4.5 million, or 30.5%, for the three months ended September 30, 2021 compared to the three months ended September 30, 2020, primarily as a result of increases of $1.3 million in employee related costs including one month of Connexity, $1.6 million in depreciation and amortization expenses including one month of Connexity and $0.9 million in data centers and information systems costs.

Research and development expenses increased by $8.5 million, or 39.4%, for the three months ended September 30, 2021 compared to the three months ended September 30, 2020, reflecting an increase of $9.2 million in employee related costs primarily attributable to higher share-based compensation expenses  resulting from equity awards that vested upon going public, partially offset by a $1.2 million decrease in depreciation expenses associated with the timing of new server investments.

Sales and marketing expenses increased by $10.9 million, or 33.2%, for the three months ended September 30, 2021 compared to three months ended September 30, 2020, reflecting an increase of $4.6 million in employee related costs primarily attributable to the previously mentioned share-based compensation expenses resulting from equity awards that vested upon going public, an increase of $4.3 million in amortization expenses related to intangibles from the Connexity acquisition, and an increase of $1.5 million in marketing event costs.

General and administrative expenses increased by $20.4 million, or 147.0%, for the three months ended September 30, 2021 compared to the three months ended September 30, 2020, primarily as a result of an increase of $9.5 million in employee related costs attributable to the higher share-based compensation expenses resulting from equity awards that vested upon going public and an increase of  $8.2 million related to M&A costs, legal consultants expenses related to regulatory matters and insurance expenses.

Finance income (expenses), net increased by $14.8 million for the three months ended September 30, 2021 compared to the three months ended September 30, 2020, primarily as a result of a $17.1 million devaluation of warrant liability, partially offset by increases of $2.0 million in foreign currency exchange loss and $1.2 million in interest cost primarily related to the loan facility.

Income before income taxes decreased by $6.9 million for the three months ended September 30, 2021 compared to the three months ended September 30, 2020, primarily due to an increase of employee related costs of $24.6 million attributable to the higher share-based compensation expenses resulting from equity awards that vested upon going public and the impact of consolidating  Connexity results of operation for one month and $5.2 million of additional depreciation and amortization expenses from the Connexity intangibles amortization, partially offset by a $17.1 million devaluation of warrant liability and $18.1 million increase in gross profit. Tax expense decreased by $7.5 million for the three months ended September 30, 2021 compared to the three months ended September 30, 2020, primarily affected by the benefit derived from the share options exercised with going public (i.e., share-based compensation expenses incurred as of vesting as a result of the triggering event of going public).

The following table provides consolidated statements of income (loss) data for the periods indicated:

	Nine months ended September 30,
	2021	2020
	Unaudited

Revenues	$970,790	$837,599
Cost of revenues:
Traffic acquisition cost	621,137	565,449
Other cost of revenues	52,224	45,674
Total cost of revenues	673,361	611,123
Gross profit	297,429	226,476
Operating expenses:
Research and development expenses	83,889	65,392
Sales and marketing expenses	146,962	99,495
General and administrative expenses	98,489	41,662
Total operating expenses	329,340	206,549
Operating income (loss) before finance expenses	(31,911)	19,927
Finance income (expenses), net	13,077	(1,050)
Income (loss) before income taxes	(18,834)	18,877
Provision for income taxes	(6,699)	(13,137)
Net income (loss)	$(25,533)	$5,740
Less: Undistributed earnings allocated to participating securities	(11,944)	(17,046)
Net loss attributable to ordinary shares – basic and diluted	$(37,477)	$(11,306)
Net loss per share attributable to ordinary shareholders, basic	$(0.35)	$(0.28)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic	107,884,927	40,144,245
Net loss per share attributable to ordinary shareholders, diluted	$(0.35)	$(0.28)
Weighted-average shares used in computing net income (loss) per share attributable to ordinary shareholders, diluted	107,884,927	40,144,245

Comparison of the Nine Months Ended September 30, 2021 and 2020

Revenues increased by $133.2 million, or 15.9%, for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020. The year-over-year change was positively impacted by consolidating one month of Connexity's financial results following the close of the acquisition on September 1, 2021.  New digital property partners within the first 12 months that were live on our network contributed approximately $68 million of new Revenues for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020.  Net growth of existing digital property partners, including the growth of new digital property partners (beyond the revenue contribution determined based on the run-rate revenue generated by them when they are first on-boarded), contributed approximately $66 million for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020.

Gross Profit increased by $71.0 million, or 31.3%, for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020.

Ex-TAC Gross Profit, a non-GAAP measure, increased $77.5 million, or 28.5%, for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020. The year-over-year change was negatively impacted by the withholding in the prior year of $17 million in guaranteed TAC payments to publishers that we subsequently agreed to pay in the fourth quarter of 2020, and positively impacted by including one month of Connexity's financial results following the close of the acquisition on September 1, 2021.  Net growth of existing digital property partners, including the growth of new digital property partners (beyond the revenue contribution determined based on the run-rate revenue generated by them when they are first on-boarded), contributed a majority of the increase in ex-TAC Gross Profit for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020. New digital property partners within the first 12 months that were live on our network contributed the remainder of the increase in ex-TAC Gross Profit for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020.

Cost of revenues increased $62.2 million, or 10.2%, for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020.

Traffic acquisition cost increased $55.7 million, or 9.8%, for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020, reflecting the increase in Revenues. Revenues increased at a faster pace than Traffic acquisition cost due to increased yield on digital properties with guarantee obligations and a mix shift to higher margin digital properties. The cost of guarantees (total payments due under guarantee arrangements in excess of amounts the Company would otherwise be required to pay under revenue sharing arrangements) as a percentage of traffic acquisition costs were approximately 12% or less for both the nine months ended September 30, 2020 and the nine months ended September 30, 2021.

Other cost of revenues increased $6.6 million, or 14.3%, for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020, primarily as a result of increases of $1.6 million in employee related costs, including one month of Connexity, $2.1 million in depreciation and amortization expenses including one month of Connexity, $0.9 million in data costs, $1.3 million in data centers and information systems costs and of $0.8 million in service taxes, partially offset by a decrease of $0.8 million in our content delivery network attributable to improved efficiencies.
Research and development expenses increased by $18.5 million, or 28.3%, for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020, reflecting an increase of $21.1 million in employee related costs primarily attributable to higher share-based compensation expenses resulting from equity awards that vested upon going public, partially offset by a $3.2 million decrease in depreciation expenses associated with the timing of new server investments.
Sales and marketing expenses increased by $47.5 million, or 47.7%, for the nine months ended September 30, 2021 compared to nine months ended September 30, 2020, reflecting an increase of $40.8 million in employee related costs primarily attributable to the previously mentioned share-based compensation expenses resulting from equity awards that vested upon going public, increase of $4.4 million amortization  expenses related to intangibles from the Connexity acquisition, and an increase of $3.9 million in marketing event costs.

General and administrative expenses increased by $56.8 million, or 136.4%, for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020, primarily as a result of an increase of $47.6 million in employee related costs attributable to the higher share-based compensation expenses resulting from equity awards that vested upon going public and an increase of  $5.9 million related to M&A costs, legal consultants expenses related to regulatory matters and insurance expenses.

Finance income, net increased by $14.1 million for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020, primarily as a result of a $17.1 million devaluation of warrant liability, partially offset by increases of $3.5 million in foreign currency exchange loss and $1.2 million in interest cost primarily related to the loan facility.

Loss before income taxes increased by $37.7 million for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020, primarily due to an increase of $93.4 million in share-based compensation expenses mainly resulting from equity awards that vested upon going public, partially offset by a $17.1 million devaluation of warrant liability and by an increase in gross profit of $71.0 million. Tax expense decreased by $6.4 million, or 49.0%, for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020, primarily affected by the benefit derived from the share options exercised with going public.

Liquidity and Capital Resources

Our primary cash needs are for working capital, acquisitions, contractual obligations and other commitments. To date, we have financed our operations primarily through private equity financings and, more recently, through the net proceeds from the merger with ION, equity issuances and borrowings under a loan to fund a portion of the Connexity acquisition and cash provided by operations. For the nine  months ended September 30, 2021 and 2020, we generated cash from operations of $40.6 million and $81.6 million, respectively.

As part of our growth strategy, we have made and expect to continue to make significant investments in research and development and in our technology platform. We also plan to consider possible future acquisitions. To fund our growth, depending on the magnitude and timing of our growth investments and the size and structure of any possible future acquisition, we may supplement our available cash from operations with issuances of equity or debt securities and/or make other borrowings which could be material.

As of September 30, 2021 and December 31, 2020, we had $311.8 million and $242.8 million, respectively, of cash and cash equivalents and $4.6 million and $7.0 million, respectively, in restricted deposits, used as security for our lease commitments. We believe that this, together with net proceeds from our engagements with advertisers, clients and digital property partners, will provide us with sufficient liquidity to meet our working capital and capital expenditure needs for at least the next 12 months. In the future, we may be required to obtain additional equity or debt financing in order to support our continued capital expenditures and operations. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies, this could reduce our ability to compete successfully and harm our business, growth, and results of operations.

In light of the recent worldwide COVID-19 pandemic, we are closely monitoring the effect that current economic conditions may have on our working capital requirements. To date, the pandemic has not had a material negative impact on our cash flow or liquidity. We cannot provide any assurance regarding future possible COVID-19-related impacts on our business.

Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth under “Risk Factors” in our Prospectus dated October 6, 2021 forming part of our registration statement on Form F-1/A.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Nine Months Ended September 30,
	2021	2020
	(unaudited)
Cash Flow Data:
Net cash provided by operating activities	40,553	81,618
Net cash provided by (used in) investing activities	(609,735)	15,149
Net cash provided by financing activities	636,282	1,049
Effect of exchange rate changed on cash	1,857	937
Net increase in cash and cash equivalents	$68,957	$98,753

Operating Activities

During the nine months ended September 30, 2021, Net cash provided by operating activities was $40.6 million, a decrease of $41.0 million, compared to $81.6 million for the same period in 2020. Net cash provided by operating activities of $40.6 million for the nine months ended September 30, 2021 was primarily related to our net loss of $25.5 million adjusted by non-cash charges including depreciation and amortization of $30.1 million and share-based compensation expense related to vested equity awards of $103.6 million mostly triggered by going public, partially offset by $17.1 million of warrant liability devaluation and by an increase of $51.4 million used in working capital. The $51.4 million decrease in cash resulting from changes in working capital primarily consisted of a $38.4 million increase in prepaid expenses and other current assets and long-term prepaid expenses, $27.2 million decrease in trade payables, partially offset by a $14.5 million decrease in trade receivables. The change in working capital was primarily driven by seasonality of revenues, timing of collections, higher prepayments to our digital property partners, and higher guarantee compensation which we returned to in the fourth quarter of 2020 with certain of our digital property partners but paid during the first quarter of 2021 after agreeing with them to undo the 100% revenue share arrangement, reinstate the original payment terms, and receive payments, retroactively, of the guarantee under the original compensation terms.

Net cash provided by operating activities of $81.6 million for the nine months ended September 30, 2020 was primarily related to our net income of $5.7 million adjusted by non-cash charges of $35.8 million including depreciation and amortization of $26.8 million, and by $40.1 million provided by working capital. The $40.1 million increase in cash resulting from changes in working capital primarily consisted of a $15.5 million increase in other current liabilities, a $37.8 million decrease in trade receivables, a $14.8 million decrease in other current assets (including prepaid expenses), partially offset by a $27.4 million decrease in trade payables. The change in working capital was primarily driven by seasonality of revenues, timing of collections and as part of our close relationship with our digital property partners, the fact that certain of our partners that had guarantee compensation arrangements agreed to forgo their guarantee compensation and instead shift to 100% revenue share until yield recovered.

Investing Activities

During the nine months ended September 30, 2021, net cash used in investing activities was $609.7 million, a decrease of $624.8 million, compared to $15.1 million in net cash provided for the same period in 2020. Net cash used in investing activities for the nine months ended September 30, 2021 consisting of $583.3 million of cash paid in connection with Connexity acquisition and of $28.8 million of purchases of property and equipment, including capitalized platform costs.

Net cash provided by investing activities for the nine months ended September 30, 2020 consisting of $29.0 million of proceeds from short-term deposits partially offset by $13.7 million purchases of property and equipment, including capitalized platform costs.

Financing Activities

During the nine months ended September 30, 2021, net cash provided by financing activities was $636.3 million, an increase of $635.3 million, compared to $1.0 million for the same period in 2020. Net cash provided by financing activities for the nine months ended September 30, 2021 consisting of $347.5 million mostly from proceeds received from the ION merger and related transactions, and net of $288.8 million received from the loan.

Net cash provided by financing activities for the nine months ended September 30, 2020 consisting of $1.0 million resulting from proceeds received from share option exercises.

Contractual Obligations

The following table discloses aggregate information about material contractual obligations and the periods in which they are due as of September 30, 2021. Future events could cause actual payments to differ from these estimates.

	Contractual Obligations by Period
	2021	2022	2023	2024	2025	Thereafter
	(dollars in thousands)
Debt Obligations	$-	$3,000	$3,000	$3,000	$3,000	$288,000
Operating Leases (1)	$5,233	$17,337	$13,867	$12,092	$8,740	$17,050
Non-cancellable purchase obligations(2)	$2,025	$2,991	$1,038	$1	$-	$-
Total Contractual Obligations	$7,258	$23,328	$17,905	$15,093	$11,740	$305,050

(1)	Represents future minimum lease commitments under non-cancellable operating lease agreements.

(2)	Primarily represents non-cancelable amounts for contractual commitments in respect of software and information technology.

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that we can cancel without a significant penalty. The table above does not reflect any reduction for prepaid obligations as of September 30, 2021. As of September 30, 2021, we have a provision related to unrecognized tax benefit liabilities totaling $2.4 million and other provisions related to severance pay and contribution plans, which have been excluded from the table above as we do not believe it is practicable to make reliable estimates of the periods in which payments for these obligations will be made.

Other Commercial Commitments

In the ordinary course of our business, we enter into agreements with certain digital properties, under which, in some cases we agree to pay them a guaranteed amount, generally per thousand page views on a monthly basis. These agreements could cause a gross loss on digital property accounts in which the guarantee is higher than the actual revenue generated. These contracts generally range in duration from 2 to 5 years, though some can be shorter or longer. These contracts are not included in the table above.

Off-Balance Sheet Arrangements

As of September 30, 2021 and December 31, 2020, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K, such as the use of unconsolidated subsidiaries, structured finance, special purpose entities or variable interest entities.

Critical Account Policies and Estimates

Our discussion and analysis of financial condition results of operations are based upon our consolidated interim financial statements included elsewhere in this report. The preparation of our consolidated interim financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, including the anticipated impact of COVID-19, and we evaluate these estimates on an ongoing basis. Actual results may differ from those estimates.

Our critical accounting policies are those that materially affect our consolidated financial statements and involve difficult, subjective or complex judgments by management. There have been no material changes to our critical accounting policies and estimates as compared to those described in our Prospectus dated October 6, 2021 forming part of our registration statement on Form F-1/A, including those described in Note 2 to our audited consolidated financial statements as of and for each of the three years in the period ended December 31, 2020, except as noted below.

Revenue Recognition

Connexity’s operations are consolidated beginning on September 1, 2021, the acquisition date. Connexity revenues are primarily derived from usage-based fees from customers accessing the Connexity enterprise cloud computing services platform for cost-per-click (“CPC”) advertising and performance-based cost-per-action (“CPA”) advertising.

CPC revenues consist of fees paid by online merchants and advertisers when a consumer is redirected to their website by the Connexity’s syndicated product listing platform, which feeds shopping-related content from merchants to ad platforms, publishers, and social influencers. CPA revenues are gathered when Connexity enters a performance-based arrangement with a merchant or advertiser. The company recognizes revenues when the performance criteria have been met.

The determination of whether revenue should be reported gross of amounts billed to online merchants and advertisers (gross basis) or net of payments to digital properties partners (net basis) requires significant judgment and is based on management assessment of whether Connexity is acting as the principal or an agent in the transaction. Prior to our acquisition of Connexity in September 2021, Connexity recorded a portion of its revenues on a gross basis, before traffic acquisition costs, and a portion on a net basis, after traffic acquisition costs. After we acquired Connexity, we determined that we will account for Connexity’s revenues on a net basis beginning on the September 1, 2021 acquisition date, as we believe that Connexity acts as an agent in its arrangements as it does not have the ability to direct the service to its customers. This change has no impact on Connexity’s gross profit, ex-TAC Gross Profit, net income (loss) or Adjusted EBITDA but results in lower revenues compared to Connexity’s pre-acquisition accounting presentation. This change is reflected in our results for the three- and nine-month periods ended September 30, 2021.

Share-Based Compensation

 Share-based compensation expense related to share-based awards is recognized based on the fair value of the awards granted and recognized as an expense over the requisite service period for share options and performance-based RSUs. We elect the straight-line recognition method for awards subject to graded vesting based only on a service condition and the accelerated method for awards that are subject to performance. The compensation expense associated with performance based RSUs is adjusted based on the probability of achieving performance targets. Forfeitures are accounted for as they occur instead of estimating the number of awards expected to be forfeited.

The fair value of each option award is estimated at the time of the grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying ordinary shares, the expected term of the award, the expected volatility of the price of the Company’s ordinary shares, risk-free interest rates, and the expected dividend yield of ordinary shares. The fair value of each RSU award is based on the fair value of the underlying ordinary shares at the time of the grant. The assumptions used to determine the fair value of the share awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment.

The fair value of each option award is estimated at the time of the grant using the Black-Scholes model using the following assumptions:

	Nine Months Ended September 30,
	Unaudited
	2021	2020
Volatility	51.47% -54.72%	47.65% -53.82%
Risk-free interest	0.61% - 1.27%	0.38% - 1.68%
Dividend yield	0%	0%
Expected Term (in years)	5 - 6.86	5.99 - 6.25

Fair Value of Taboola Ordinary Shares. For share based awards issued during periods prior to the public listing and trading of Taboola Ordinary Shares, the fair value was determined by our board of directors, with input from management and valuation reports prepared by third-party valuation specialists. Subsequent to our initial listing on NASDAQ, the fair value of our ordinary shares is based on the closing price of our ordinary shares as reported at the time of the grant.

Risk-Free Interest Rate. The risk-free rate for the expected term of the options is based on the Black-Scholes option-pricing model on the yields of U.S. Treasury securities with maturities appropriate for the expected term of employee share option awards.

Expected Term. The expected term represents the period that options are expected to be outstanding. We determine the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.

Expected Volatility. Prior to the public listing and trading of Taboola Ordinary Shares, we had no trading history and we derived expected volatility from the average historical share volatilities of several unrelated public companies within our industry over a period equivalent to the option’s expected term.

Expected Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. As a result, an expected dividend yield of zero percent was used.

Ordinary Shares Valuations

The fair value of the Taboola Ordinary Shares underlying our equity awards granted prior to our public listing and trading was determined by our board of directors, after considering contemporaneous third-party valuations and input from management. The valuations of Taboola Ordinary Shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The assumptions we use in the valuation models were based on future expectations combined with management judgment, and considered numerous objective and subjective factors to determine the fair value of Taboola Ordinary Shares as of the date of each option grant, including the following factors:

●	the prices, rights, preferences, and privileges of our preferred shares relative to our common share;
●	our operating and financial performance;
●	current business conditions and projections;
●	the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company, given prevailing market conditions;
●	any adjustment necessary to recognize a lack of marketability of the Taboola Ordinary Shares underlying the granted options; and
●	the market performance of comparable publicly-traded companies.

In valuing Taboola Ordinary Shares, absent an arm’s-length current/recent round of financing, the fair value of our business, or equity value, was determined using both the income approach and market approach. The income approach estimates value based on the expectation of future cash flows that the company will generate. These future cash flows are discounted to their present values using a discount rate based on the capital rates of return for comparable publicly traded companies and is adjusted to reflect the risks inherent in the company’s cash flows relative to those inherent in the companies utilized in the discount rate calculation. The market approach estimates value based on a comparison of the company to comparable public companies in a similar line of business.

We used the Hybrid method which is the combination of Probability Weighted Expected Return Method (“PWERM”) and option pricing method (“OPM”) to determine our Ordinary Share value.

The PWERM involves the estimation of the value of our company under multiple future potential outcomes and estimates the probability of each potential outcome. The per-share value of our Ordinary Shares as determined through the PWERM was ultimately based upon probability-weighted per share values resulting from the various future scenarios, which include an initial public offering and continued operation as a private company.

The OPM allocates the overall company value in one of the scenarios to the various share classes based on differences in liquidation preferences, participation rights, dividend policy, and conversion rights, using a series of call options.

After the value for Taboola Ordinary Shares was determined, a discount for lack of marketability (“DLOM”) was applied to arrive at the fair value of the Taboola Ordinary Shares on a non-marketable basis. A DLOM is applied in order to reflect the lack of a recognized market for a closely held interest and the fact that a non-controlling equity interest may not be readily transferable. A market participant purchasing this share would recognize this illiquidity associated with the shares, which would reduce the overall fair market value.

Subsequent to our initial listing on NASDAQ, the fair value of our ordinary shares is based on the closing price of our ordinary shares as reported on the date of the respective grant.

Warrant Liability

We evaluated the Public Warrants and Private Placement Warrants (collectively, ‘‘Warrants’’) in accordance with ASC 815-40, ‘‘Derivatives and Hedging — Contracts in Entity’s Own Equity’’, and concluded that a provision in the Warrant Agreement related to certain tender or exchange offers, as well as provisions that provided for potential changes to the settlement amounts dependent upon the characteristics of the holder of the warrant, preclude the Warrants from being accounted for as components of equity.

As the Warrants meet the definition of a derivative as contemplated in ASC 815 and are not eligible for an exception from derivative accounting, the Warrants are recorded as derivative liabilities on the Balance Sheet and measured at fair value at inception (on June 29, 2021, the date of the Business Combination) and at each reporting date in accordance with ASC 820, ‘‘Fair Value Measurement’’, with changes in fair value recognized in the Statement of Operations in the period of change.

Business combinations

We account for business combinations using the acquisition method of accounting. We determine the recognition of intangible assets based on the following criteria: (i) the intangible asset arises from contractual or other rights; or (ii) the intangible asset is separable or divisible from the acquired entity and capable of being sold, transferred, licensed, returned or exchanged. We allocate the purchase price of business combinations to the tangible assets, liabilities and intangible assets acquired, based on their estimated fair values. The excess purchase price over those fair values is recorded as goodwill. During the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company’s consolidated statement of operations. The process of estimating the fair values requires significant estimates, especially with respect to intangible assets. Critical estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from customer contracts, merchant/network affiliate relationship, publisher relationship, technologies, tradenames and discount rates. We estimate fair value based upon assumptions that are believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Recent Accounting Pronouncements

See the section titled “Significant Accounting Policies - Recently Issued Accounting Pronouncements” in Note 2 of Notes to our consolidated interim financial statements included elsewhere in this report.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position because of adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of exposure resulting from potential changes in inflation, exchange rates or interest rates. We do not hold financial instruments for trading purposes.

Foreign Currency Exchange Risk

A 10% increase or decrease of the NIS, euro, British pound sterling, or the Japanese yen against the U.S. dollar would have impacted the Consolidated Statements of Income (loss) as follows:

	Operating income impact Nine Months Ended September 30,
	2021		2020
	(dollars in thousands)
	+10%	-10%	+10%	-10%
NIS/USD	$(6,350)	$6,350	$(3,933)	$3,933
EUR/USD	$4,735	$(4,735)	$3,465	$(3,465)
GBP/USD	$(3,466)	3,466	$(3,815)	$3,815
JPY/USD	$1,559	$(1,559)	$1,229	$(1,229)

Interest Rate Risk

Interest rate risk is the risk that the value or yield of fixed-income investments may decline if interest rates change. Fluctuations in interest rates may impact the level of interest expense recorded on future borrowings. We do not enter into derivative financial instruments, including interest rate swaps, for hedging or speculative purposes.

Credit Risk

Credit risk with respect to accounts receivable is generally not significant, as we routinely assess the creditworthiness of our partners and clients. We generally have not experienced any material losses related to receivables from advertisers during the three years ended December 31, 2020. We do not require collateral. Due to these factors, no additional credit risk beyond amounts provided for collection losses is believed by management to be probable in our accounts receivable.

As of September 30, 2021, we maintained cash and cash equivalents primarily in banks in Israel, United States and United Kingdom. In the United States and United Kingdom, the Company deposits are maintained with commercial banks, which are insured by the U.S. Federal Deposit Insurance Corporation (“FDIC”) and Financial Services Compensation Scheme (“FSCS”), which is authorized by the Bank of England (acting in its capacity as the Prudential Regulation Authority (PRA), respectively. In Israel, commercial banks do not have government-sponsored deposit insurance. At various times, we have deposits in excess of the maximum amounts insured by the FDIC and FSCS. Historically we have not experienced losses related to these balances and believe our credit risk in this area is reasonable. As of September 30, 2021, we maintained balances of approximately $162 million and $54 million with U.S. banks in excess of the amounts insured by the FDIC and in the United Kingdom banks in excess of the amounts insured by the FSCS, respectively.